UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file Number 1-12804

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

(Full title of the Plan)

mobile mini, inc.

(Name of the issuer of the securities held pursuant to the Plan)

4646 E. VAN BUREN, SUITE 400

PHOENIX, ARIZONA 85008

(Address of principal executive office of the issuer)

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Financial Statements

And

Supplemental Schedules

December 31, 2019 and 2018

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

*

Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator, Administrative Committee and Audit Committee of

Mobile Mini, Inc. Profit Sharing Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of delinquent participant contributions and assets (held at end of year) as of or for the year ended December 31, 2019 (collectively referred to as the supplemental information) have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2003.

Phoenix, AZ

June 26, 2020

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31, 2019 and 2018

	2019	2018
Assets
Cash	$88	$—
Investments at fair value	33,769,583	25,009,129
Notes receivable from participants	1,091,624	820,404
Total assets	34,861,295	25,829,533

Liabilities
Excess employee deferrals	—	52,995
Net assets available for benefits	$34,861,295	$25,776,538

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2019

Additions to net assets attributed to:
Contributions:
Participant	$4,440,460
Rollovers	1,772,800
Employer	2,204,249
Total contributions	8,417,509
Interest income on notes receivable from participants	50,499
Investment income:
Net appreciation in fair value of investments	4,937,501
Interest and dividends	152,849
Total investment income	5,090,350
Other income	123
Total additions	13,558,481

Deductions from net assets attributed to:
Benefits paid to participants	4,371,311
Administrative fees	102,413
Total deductions	4,473,724
Net increase in net assets available for benefits	9,084,757

Net assets available for benefits
Beginning of year	25,776,538
End of year	$34,861,295

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2019 and 2018

Note 1 – Plan Description

The following is a brief description of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of the eligible employees of the Company.  Effective January 1, 2019, the Plan agreement was restated to incorporate changes in the eligibility, contribution and vesting requirements as described in the following sections. As a result of the changes, the Plan has become a 401(k) safe harbor plan. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants may apply to withdraw their 401(k) contributions in the event a Participant is over age 59 1/2, or apply for a loan when the Participant has a financial hardship as stipulated in the Plan provisions. Only funds from an active employee’s other investment options (not Company stock in the Plan) can be used to provide the funds for the loan or withdrawal.

Trustee.  Effective January 1, 2019, the Plan engaged Principal Financial (the “Trustee” or “Principal”) as Trustee and Custodian to the Plan, as well as to provide recordkeeping, custodial and administrative services to the Plan. All Plan assets were transferred to Principal from Wells Fargo as of February 1, 2019 and subsequently allocated to Participant accounts and reinvested in funds offered by Principal. All Plan assets are held in trust with the Trustee.

Eligibility.  Employees are eligible to participate in the Plan with Participant elective deferrals on the first day of the following month upon meeting the following eligibility conditions: (1) completed 30 days of service and (2) have attained age 18. Employees are also eligible for the Company’s discretionary matching contribution and the Company’s non-elective contribution on the first day of the following month upon meeting the following eligibility conditions: (1) completed 30 days of service and (2) have attained age 18. Generally, employees of acquired companies, who meet the eligibility conditions of the Plan, may participate immediately upon acquisition.

Contributions.  Participants may contribute a fixed amount or a percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. Participants may roll over distributions from other qualified plans and certain Individual Retirement Accounts to the Plan within 60 days of receipt of the distribution.

The Company provides a discretionary match to eligible Participants of 100% up to 3% of their pay, plus 50% over 3% up to 5% of their pay. The discretionary match is Participant directed and is deposited to the Participants’ account on a bi-weekly basis. At its sole discretion, the Company may make an additional non-elective contribution to Participants who are employed by the Company on the last day of the Plan year. There was no discretionary non-elective contribution made in 2019.

Participant and Company contributions made on behalf of highly compensated employees are limited pursuant to non-discrimination rules set forth in the Plan document and the applicable IRC.

Participant Accounts.  Separate accounts are maintained for each Participant. Each Participant’s 401(k) account is credited with the Participant’s contribution and rollovers, the Company’s matching contributions and any allocation of the Company’s discretionary non-elective contributions. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account balance.

Vesting.  Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. Participants are also 100% vested in the Company’s discretionary match and qualified non-elective contributions, including any previously unvested Company match contributions.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2019 and 2018

Forfeitures.  Forfeited non-vested accounts totaled $38,395 at December 31, 2018. The forfeited non-vested accounts from 2018 were included in the transfer of Plan assets from Wells Fargo and totaled approximately $46,000. These funds were used to reduce employer match contributions made during the year ended December 31, 2019.

Administration.  The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company.

Distributions.  Vested benefits are distributed to Participants upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; (3) financial hardship as stipulated in the Plan provisions; or (4) disability or death. Vested benefits are distributed to Participants (or the designated beneficiary) in a lump-sum payment or installment payments. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

Notes Receivable from Participants.  The Plan allows Participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan loan policy and the IRC. Notes receivable from Participants as of December 31, 2019 and 2018 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year end. The loans are secured by the vested balance in the Participant’s account. As of December 31, 2019, the term of loan repayments ranges from less than 1 year up to fifteen years and loans bear interest between 4.25% and 6.50%. Principal and interest are paid ratably through payroll deductions.

Amendment and Termination of the Plan.  The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination.  No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 - Significant Accounting Policies

Method of Presentation.  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2019 and 2018 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2019. Actual results could differ from those estimates.

Risks and Uncertainties.  The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the general level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments could occur and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits. These and other economic events may have a significant adverse impact on investment portfolios in the near term.

Investment Valuation.  The Plan’s investments are stated at fair value and measured daily. For a detailed description of how the various investments in the Plan are valued, refer to Note 3 – Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Net Appreciation in Fair Value. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2019 and 2018

Benefits.  Benefits are recorded when paid.

Impact of Recently Issued Accounting Standards.  There were no recently issued accounting standards that impacted the Plan as of December 31, 2019.

Note 3 – Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 820 Fair Value Measurement and Disclosures establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or collaborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There has been no changes to methodologies used at December 31, 2019 and 2018, with the exception of pooled separate accounts which are new as of the 2019 Plan year.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the Net Asset Value (“NAV”) of shares held by the Plan at year end, which are readily determinable fair values of those shares as they are published daily and are the basis for current transactions.

Pooled separate accounts:  Investments in sub-accounts of the Plan’s group annuity contract with Principal Life Insurance Company (U.S.A.) are valued at unit value, which is based on the aggregate fair value of the underlying assets in relation to the total number of units outstanding.  Unit value is the equivalent of NAV, which is a practical expedient for estimating the fair values of these investments. Each of these investments may be redeemed daily with a notice period of one day and the Plan had no unfunded commitments as of December 31, 2019. Accordingly, these investments have been excluded from the fair value hierarchy.

Collective trust funds:  The collective trust fund investments are valued at NAV per share, which is a practical expedient used to estimate the fair value of each respective fund. The investments underlying the collective trust fund include other publicly traded investment funds and are valued at the respective fund's NAV. The collective trust fund does not have a finite life, unfunded commitments, or significant restrictions on redemptions. Accordingly, these investments have been excluded from the fair value hierarchy.

The preceding methods may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2019 and 2018

The carrying amounts of cash, receivables, and excess employee deferrals approximate fair values based on their short-term nature.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments.

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock	$1,327,043	$—	$—	$1,327,043
Mutual funds	4,166,210	—	—	4,166,210
Total investments in fair value hierarchy	5,493,253	—	—	5,493,253
Pooled separate accounts	—	—	—	386,466
Collective trust funds	—	—	—	27,889,864
Total investments	$5,493,253	$—	$—	$33,769,583

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock	$1,235,266	$—	$—	$1,235,266
Mutual funds	4,873,690	—	—	4,873,690
Total investments in fair value hierarchy	6,108,956	—	—	6,108,956
Collective trust funds	—	—	—	18,900,173
Total investments	$6,108,956	$—	$—	$25,009,129

Note 4 – Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2018 Plan year, and it was determined certain Participants would be refunded a portion of their contributions.  The refund accrued at December 31, 2018 and refunded in 2019 was $52,995.

Note 5 – Tax Status of the Plan

The Plan is a non-standardized prototype plan developed by the Plan Sponsor of the Plan.  The Plan obtained its latest opinion letter on August 8, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the opinion letter consisting primarily of changes resulting from changes in regulations.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified, and the related trust remains tax-exempt at December 31, 2019.  Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 6 – Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee.  In addition, the Plan holds an investment in the Company’s common stock.  These transactions are considered exempt party-in-interest transactions. Of the total administrative fees of $102,413, $66,918 and $10,802 was paid to the Trustee and Wells Fargo (former Trustee), respectively, and is considered exempt party-in-interest transactions. In addition, $24,693 was paid to First Western Trust for investment advisory fees and is not considered party-in-interest transactions.

Note 7 – Delinquent Participant Contributions

The Department of Labor’s Regulation 29 CFR 2510.3-102 requires defined contribution plans to remit plan assets withheld from Participant’s compensation as of the earliest date on which such contributions or repayments can reasonably be segregated from the Company’s general assets, but in no event, later than the 15th business day of the month following the month in which the participant contribution or loan repayment amounts are withheld. For the year ended December 31, 2019, the Company failed to remit certain

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2019 and 2018

Participant contributions, including loan repayments, to the Plan in a timely manner, thus constituting non-exempt transactions between the Plan and the Company, as reported on Schedule H, line 4(a); Schedule of Delinquent Participant Contributions (“Schedule H, line 4(a)”).

Delinquent Participant contributions, including any lost earnings and loan repayments, in the amount of $11,176 for the 2019 Plan year were remitted to the plan in 2019 and are reflected in Schedule H, line 4(a).

Note 8 – Subsequent Events

In March 2020, the outbreak of COVID-19 was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread. The COVID-19 outbreak has had a notable impact on global economic conditions and has triggered volatility in financial markets. This volatility extends to the Plan’s investments and the continued financial performance of these investments will depend on the outcome of the pandemic which is highly uncertain. Extended periods of volatility and decline in the financial markets may have a material adverse impact to the Plan. The Company has been deemed an essential business and, while there has been some furloughs and reductions in force, there has not been significant disruption in the operations of the Company.

On March 1, 2020, the Company entered into a definitive merger agreement (the “Merger Agreement”) with WillScot Corporation (“WillScot”).  The Merger Agreement provides for the merger of Mobile Mini, Inc. with and into a newly formed subsidiary of WillScot, with the Company surviving as a wholly owned subsidiary (the “Merger”).  At the effective time of the Merger, and subject to the terms and conditions set forth in the Merger Agreement, each outstanding share of the common stock of Mobile Mini, Inc. held in the Plan shall be converted into 2.4050 shares of WillScot Class A common stock.  No new contributions or transfers from other mutual funds will be allowed to the newly converted WillScot stock and the shares will be left in the Plan for those participants who hold it until further notice.  For Participant distributions out of the Plan, the WillScot stock will be distributed as normal.

Plan management has evaluated subsequent events through the date the financial statements of the Plan were issued.

SUPPLEMENTAL SCHEDULES

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

For the year ended December 31, 2019

				Total that Constitutes Nonexempt Prohibited Transactions
Payroll Date	Fund Date	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
01/25/2019	02/21/2019	$11,176	☑		$11,176
Total		$11,176		$-	$11,176	$-	$-

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

As of December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, interest rate, collateral, par or maturity value	(d) Cost	(e) Current Value
Collective trust funds
*	Principal Global Investors Trust Co	Principal Stable Value Z Fund	***	$310,071
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2065 CIT	***	44,175
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2010 CIT	***	352,502
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2015 CIT	***	645,510
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2020 CIT	***	1,578,691
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2025 CIT	***	4,828,649
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2030 CIT	***	3,793,626
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2035 CIT	***	6,020,939
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2040 CIT	***	3,345,332
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2045 CIT	***	3,751,657
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2050 CIT	***	2,377,279
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2055 CIT	***	530,527
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid 2060 CIT	***	106,259
*	Principal Global Investors Trust Co	Principal Lifetime Hybrid Incom CIT	***	204,647
	Total collective trust funds			27,889,864
Pooled Separate Accounts
*	Principal Life Insurance Company	Principal Real Estate SECS SA-Z	***	159,681
*	Principal Life Insurance Company	Principal Small Cap Growth I Sep Acct-Z	***	226,785
	Total pooled separate funds			386,466
Mutual funds
	American Beacon	Am Beac Bgwy Lg Cap Val Ins Fd	***	181,532
	American Beacon	Amer Beacon S Cp Val R6 Fd	***	109,964
	Lazard Asset Management	Lazar Intl Strat Eq R6 Fund	***	647
	Mass Mutual	MassMutual Select Mid Cap Growth Inst Fund	***	301,871
	Mass Mutual	MassMutual Sel Blchp Grw I Fd	***	709,872
	MFS Investment Management	MFS Mid Cap Value R6 Fund	***	64,797
	MFS Investment Management	MFS Intl Diversification R6 Fd	***	79,585
	Oppenheimer	Oppenheimer Developing Markets R6 Fund	***	177,524
	Vanguard Group	Vanguard TTL B Mkt Idx Adm Fd	***	218,676
	Vanguard Group	Vgd Ttl Intl Stk Idx Adm Fd	***	159,416
	Vanguard Group	Vanguard Mid Cap Index Adm Fd	***	477,539
	Vanguard Group	Vanguard Sm Ca Index Adm Fund	***	441,073
	Vanguard Group	Vanguard 500 Index Admiral Fd	***	1,073,306
	Metropolitan Management	Metropolitan WT TL Rtn Bd Plan	***	170,408
	Total mutual funds			4,166,210
**	Mobile Mini, Inc.	Common stock of Plan Sponsor	***	1,327,043
	Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%, maturity dates through February 2032, and collateralized by the participant's account balance.	-0-	1,091,624
				$34,861,207

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant directed, therefore, disclosure of cost is not required.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

June 26, 2020	By:	/s/ George Weathers____________
George Weathers Vice President of Finance of Mobile Mini, Inc.